

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 17, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Depositary Shares, Each Representing 1/1,000th of a Share of 4.250% Series A Cumulative Redeemable Preferred Stock, par value $0.0001 per share, of AGREE REALTY CORPORATION under the Exchange Act of 1934.

Sincerely,